Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2012 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2012 are described in Section 9. Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, newer entrant wireless operators, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; TELUS’ ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and Optik High Speed™ Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation and acceleration of wireless voice ARPU declines such as through substitution to messaging and OTT applications such as Skype; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity; reliance on systems and information technology; broadband and wireless technology options, evolution paths and roll-out plans, including reliance on wireless reciprocal network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the expected benefits and performance of long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products (such as new LTE and tablet devices), new services and supporting systems; network reliability and change management (including successful migration to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); and successful upgrades and evolution of TELUS TV technology.

•                  Economic growth and fluctuations including: the strength of economic growth in Canada that may be influenced by economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

•                  Capital expenditure levels in 2012 and beyond due to the Company’s wireless deployment strategy for future technologies including LTE, wireline broadband initiatives, new IDC initiatives, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band in mid-2013 and the 2,500-2,690 MHz bands in 2014.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain growth objectives to 2013 including, over this timeframe, dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow, excluding spectrum costs. The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013.

•                  Regulatory approvals and developments including: future spectrum auctions for the 700 MHz and 2,500-2,690 MHz bands (including the amount and cost of spectrum acquired); whether application and ongoing enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; the potential for a future share consolidation proposal and restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain wireless entrants; interpretation and application of tower sharing and roaming rules; and amendments to consumer protection legislation by several provinces in respect of terms and conditions of wireless services, where non-harmonized rules create risk of significant compliance costs.

•                  Human resource developments including employee retention and engagement matters and the outcome of collective bargaining for a Quebec region agreement that expired at the end of 2011 (covering approximately 600 employees).

•                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, centralized procurement, value for money initiatives and real estate consolidation, without losing customer service focus or negatively impacting client care.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; real estate joint-venture development risks; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers.

•                  Tax matters including possible higher than currently planned corporate income tax rates in the future; the federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, which is expected to increase income tax payments commencing in 2014; costs and complexity of complying with the Province of British Columbia’s reversal from a harmonized sales tax back to a separate provincial sales tax and federal goods and services tax; and international tax complexity and compliance.

•                 Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Acquisitions or divestitures including realizing expected strategic benefits;

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in TELUS’ 2011 MD&A and year-to-date updates in this MD&A.

Management’s discussion and analysis (MD&A)

August 3, 2012

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month and six-month periods ended June 30, 2012, and should be read together with TELUS’ Condensed interim consolidated financial statements at June 30, 2012. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. The Condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section		Description
1.	Introduction	A summary of TELUS’ consolidated results for the second quarter and first six months of 2012
2.	Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A list of corporate priorities for 2012
4.	Capabilities	An update of factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Discussion of operations	A discussion of operating performance for the second quarter and first six months of 2012
6.	Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the six-month period ended June 30, 2012
7.	Liquidity and capital resources	A discussion of operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	Annual guidance for 2012	TELUS’ revised guidance for the full year of 2012, and related assumptions
10.	Risks and risk management	An update of certain risks and uncertainties facing TELUS
11.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA, items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canada’s economy

The Bank of Canada maintained its target for the overnight borrowing rate at 1% in its July 2012 bank rate announcement. The Bank’s July 2012 Monetary Policy Report projected Canada’s economy will grow at 2.1% in 2012, 2.3% in 2013 and 2.5% in 2014, with the economy returning to full capacity in the second half of 2013. The Bank’s July forecast is lower for 2012 and 2013 and higher for 2014, when compared to the April 2012 Monetary Policy Report.

Statistics Canada’s Labour Force Survey reported the June 2012 national unemployment rate at 7.2%, which is equal to March 2012 and down from 7.5% reported in December 2011.

1.3 Consolidated highlights

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, unless noted otherwise)	2012	2011	Change		2012	2011	Change
Consolidated statements of income
Operating revenues	2,665	2,554	4.3%		5,296	5,085	4.1%
Operating income	542	508	6.7%		1,081	1,050	3.0%
Income before income taxes	457	414	10.4%		921	852	8.1%
Net income	328	324	1.2%		676	652	3.7%

Basic earnings per share(1) (EPS) ($)	1.01	0.99	2.0%		2.08	2.00	4.0%
Diluted EPS(1) ($)	1.00	0.98	2.0%		2.07	1.99	4.0%
Cash dividends declared per share(1) (2) ($)	—	0.55	n/m		1.19	1.075	10.7%
Average shares(1) outstanding - basic (millions)	326	324	0.4%		325	324	0.4%
Consolidated statements of cash flows
Cash provided by operating activities	788	517	52.4%		1,551	971	59.7%
Cash used by investing activities	(540)	(466)	(15.9)%		(1,054)	(982)	(7.3)%
• Capital expenditures(3)	(548)	(456)	(20.2)%		(989)	(865)	(14.3)%
Cash (used) provided by financing activities	(244)	(53)	n/m		(471)	15	n/m
Other highlights
Subscriber connections(4) (thousands)					12,844	12,431	3.3%
EBITDA(5)	998	950	5.1%		2,007	1,936	3.7%
Adjusted EBITDA(5) (6)	990	950	4.2%		2,000	1,920	4.2%
Adjusted EBITDA margin(7) (%)	37.3	37.2	0.1	pts.	37.8	37.9	(0.1	)pts.
Free cash flow(5)	284	286	(0.7)%		642	448	43.3%
Net debt to EBITDA – excluding restructuring costs(5) (times)					1.8	1.9	(0.1)

Abbreviations used in MD&A: n/a – Not applicable; n/m – Not meaningful; pt(s). – Percentage point(s).

(1)   Includes Common Shares and Non-Voting Shares.

(2)   In 2012, the second quarter dividend of 61 cents per share was declared in February and paid on July 3. In 2011, the second quarter dividend of 55 cents per share was declared in May and paid on July 4.

(3)   Capital expenditures exclude changes in associated non-cash investing working capital, and therefore differ from Cash payments for capital assets, as presented on the Condensed interim consolidated statements of cash flows. See Note 24(b) of the Condensed interim consolidated financial statements.

(4)   The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(5)   Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures.

(6)   Adjusted EBITDA for the second quarter and first six months of 2012 excludes a $9 million pre-tax gain on land contributed to the TELUS Garden residential real estate redevelopment project, as well as equity losses of $1 million in the second quarter and $2 million in the first six months of 2012 for the TELUS Garden residential real estate partnership. TELUS anticipates that it will not retain an ownership interest in this residential project after completion of construction. Adjusted EBITDA for the first six months of 2011 excludes a $16 million non-cash gain on Transactel (Barbados) Inc. that resulted from re-measurement of the Company’s 51% interest in Transactel at fair value when TELUS exercised its purchased call option and asserted control.

(7)   EBITDA margin is EBITDA divided by Operating revenues. The calculation of the Adjusted EBITDA margin for the second quarter and first six months of 2012 excludes the gain on contributed land net of equity losses for the residential real estate partnership from both EBITDA and Operating revenues. The calculation of Adjusted EBITDA margin for the first six months of 2011 excludes the non-cash gain on Transactel from both EBITDA and Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased by $111 million and $211 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

Service and equipment revenues increased year over year by $100 million and $213 million, respectively, in the second quarter and first six months of 2012, mainly due to growth in wireless network revenue and wireline data revenue. For the six-month period, wireless equipment revenues decreased slightly as a result of lower acquisition and retention volumes and competitive pressures on handset prices. Wireline data revenue growth, primarily from Optik TV, enhanced data and Internet, exceeded declines in legacy voice local and long distance services.

Other operating income increased year over year by $11 million in the second quarter of 2012 and decreased year over year by $2 million in the first six months of 2012. The increase in the second quarter was mainly due to a $9 million gain on land contributed to the TELUS Garden residential real estate partnership. For the six-month period, the gain on land was more than offset by the first quarter 2011, $16 million non-cash gain on Transactel (Barbados) Inc. The non-cash Transactel gain reflected a re-measurement of TELUS’ 51% interest at fair value when the Company exercised its purchased call option and asserted control. Transactel operates call centres in Central America.

Excluding the gain on land net of equity losses related to the TELUS Garden residential real estate redevelopment project in 2012 and the non-cash Transactel gain in 2011, adjusted operating revenues increased year over year by $103 million or 4.0% in the second quarter of 2012 and $220 million or 4.3% in the first six months of 2012.

•                  Total subscriber connections increased by 413,000 during the 12-month period ended June 30, 2012, as a result of 7.8% growth in wireless postpaid subscribers, 48% growth in TELUS TV subscribers and a 5.5% growth in total Internet subscriptions, partly offset by an 8.4% decrease in wireless prepaid subscribers, a 7.6% decline in residential network access lines (NALs) and a 2.8% decline in business NALs. Wireless net subscriber additions were 86,000 and 108,000, respectively, in the second quarter and first six months of 2012. TELUS TV and Optik High Speed Internet subscriber additions totalled 63,000 in the second quarter and 123,000 in the first six months of 2012.

Wireless blended ARPU of $60.29 in the second quarter of 2012 was up $1.41 or 2.4% from the same period in 2011, and blended ARPU of $59.59 in the first six months of 2012 was up $1.20 or 2.1% from the same period in 2011. Quarterly blended ARPU has increased year over year for seven consecutive quarters driven by growth in data usage.

Blended monthly wireless subscriber churn rates were 1.39% and 1.47%, respectively, in the second quarter and first six months of 2012, down 0.28 percentage points and 0.22 percentage points, respectively, from the same periods in 2011. Improvement in the churn rates was due to retention efforts, as well as significantly higher migrations in 2011 related to the loss of a federal government wireless service contract to a low-priced bid from an established competitor, which added 0.16 percentage points of churn in the second quarter of 2011 and 0.12 percentage points of churn in the first six months of 2011.

•                  Operating income increased by $34 million and $31 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011, as higher EBITDA more than offset increases in depreciation and amortization expenses. Wireless EBITDA increased year over year by $71 million in the second quarter and $142 million in the six-month period driven by network revenue growth exceeding 7%, while expense growth was held to 3.1% in the quarter and 1.9% in the six-month period. Wireline EBITDA decreased year over year by $23 million in the second quarter and $71 million in the six-month period. Growth in wireline data services was more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher margin legacy voice services.

•                  Adjusted EBITDA increased by $40 million and $80 million, respectively, in the second quarter and first six months of 2012, when compared to the same periods in 2011. Adjusted EBITDA in the second quarter and first six months of 2012 excludes a $9 million gain and equity losses related to the TELUS Garden residential real estate redevelopment project. Adjusted EBITDA for the first six months of 2011 excludes the $16 million non-cash gain on Transactel. Adjusted EBITDA margins in 2012 were relatively unchanged from the comparable periods in 2011, as higher wireless margins offset lower wireline margins.

•                  Income before income taxes increased by $43 million and $69 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. The increases were mainly due to higher EBITDA, as increased total depreciation and amortization expenses were largely offset by lower net financing costs.

•                  Income taxes increased year over year by $39 million and $45 million, respectively, in the second quarter and first six months of 2012. The increases include a $12 million second quarter 2012 expense for revaluing deferred income taxes due to the elimination of previously enacted Ontario corporate income tax rate reductions, as well as the effects of favourable income tax revaluations and adjustments in 2011.

•                  Net income increased by $4 million or 1.2% in the second quarter of 2012 and increased by $24 million or 3.7% in the first half of 2012 when compared to the same periods in 2011. Excluding income tax-related adjustments and net gains on the residential real estate redevelopment project and Transactel, as shown in the following table, Net income increased year over year by $19 million or 6.1% in the quarter and $42 million or 6.7% in the six-month period.

Analysis of Net income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Net income	328	324	4	676	652	24
Deduct after-tax gain net of equity losses related to the TELUS Garden residential redevelopment project	(7)	—	(7)	(6)	—	(6)
Deduct after-tax Transactel gain	—	—	—	—	(12)	12
Add back net unfavourable (deduct net favourable) income tax-related adjustments, including any related interest income (see Section 5.2)	11	(11)	22	1	(11)	12
Net income before above items (approximate)	332	313	19	671	629	42

•                  Basic earnings per share (basic EPS) increased by two cents in the second quarter of 2012 and increased by eight cents in the first six months of 2012 when compared to the same periods in 2011. Excluding income tax-related adjustments and net gains on the residential real estate redevelopment project and Transactel, as shown in the following table, basic EPS increased year over year by approximately six cents in the quarter and 13 cents in the six-month period.

Analysis of basic EPS

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Basic EPS	1.01	0.99	0.02	2.08	2.00	0.08
Deduct after-tax gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	(0.02)	—	(0.02)	(0.02)	—	(0.02)
Deduct after-tax Transactel gain per share	—	—	—	—	(0.04)	0.04
Add back net unfavourable (deduct net favourable) income tax-related adjustments, per share (see Section 5.2)	0.03	(0.03)	0.06	—	(0.03)	0.03
Basic EPS before above items (approximate)	1.02	0.96	0.06	2.06	1.93	0.13

•                  Cash dividends declared: On August 2, 2012, the Board of Directors declared a third quarter dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on October 1, 2012, to shareholders of record at the close of business on September 10, 2012. The dividend of 61 cents per share declared for the third quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model (see Financing and capital structure management plans in Section 4.3).

•                  Proposed share conversion: On February 21, 2012, the Company announced that holders of its Common Shares and Non-Voting Shares would have the opportunity to decide whether to convert the Company’s Non-Voting Share class into Common Shares at the Company’s annual and special meeting to be held May 9, 2012. Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement, subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

On May 8, 2012, the Company announced it withdrew the plan of arrangement set out in its 2012 Information Circular and that it intended to reintroduce a new proposal in due course. See Share consolidation risk factor in Section 10.1 Regulatory matters.

Liquidity and capital resource highlights

•                  TELUS had unutilized credit facilities of $1.07 billion at June 30, 2012, as well as $100 million availability under the Company’s trade receivables securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA — excluding restructuring costs was 1.8 times at June 30, 2012, unchanged from December 31, 2011, and down from 1.9 times at June 30, 2011. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  Cash provided by operating activities increased by $271 million and $580 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. The increases were due to a number of factors including working capital changes, higher adjusted EBITDA, lower net payments of interest and income taxes, and for the six-month period, lower discretionary employer contributions to defined benefit plans and mandated regulatory rebates provided to residential subscribers in 2011.

•                  Cash used by investing activities increased by $74 million and $72 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011 principally due to higher capital expenditures. Capital expenditures increased by $92 million in the quarter and $124 million for the six-month period, mainly due to the coverage expansion of the wireless LTE network. Higher capital expenditures and investments in the TELUS Garden real estate joint venture in 2012 were partly offset by a second quarter 2012 TELUS Garden distribution, proceeds from the disposition of minor foreign assets, as well as smaller acquisitions in 2012 when compared to 2011.

•                  Cash used by financing activities increased by $191 million and $486 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. The increases resulted mainly from reductions of long-term debt in second quarter and first six months of 2012, contrasted with net increases in long-term debt in the second quarter and first six months of 2011. Dividend payments increased due a higher dividend rate and a slightly higher number of shares outstanding, and for the six-month period, due to the Company no longer issuing shares from treasury for reinvested dividends after March 1, 2011. In addition, in the second quarter of 2011, the Company acquired an additional equity interest in Transactel (Barbados) Inc. — a cash flow that was a change in investment in a controlled entity that did not also result in a change in control and was presented as a financing activity.

•                  Free cash flow decreased by $2 million or less than one per cent in the second quarter of 2012 and increased by $194 million or 43% in the first six months of 2012 when compared to the same periods in 2011. The decrease for the quarter was mainly due to higher capital expenditures that were largely offset by higher adjusted EBITDA and lower net payments of interest and income taxes. The increase for the six-month period was mainly due to lower contributions to defined benefit plans net of defined benefit plan expenses, higher adjusted EBITDA, and lower net payments of interest and income taxes, partly offset by higher capital expenditures.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in Section 2 of its annual 2011 MD&A. Activities in the first half of 2012 that support the Company’s six strategic imperatives include the following.

Building national capabilities across data, IP, voice and wireless

The Company’s efforts continue to be focused on wireless capacity upgrades, ongoing deployment of a new LTE wireless network in urban markets, investments in new state-of-the-art Internet data centres (IDCs), as well as continued investments in broadband infrastructure expansion and upgrades to support growth in Optik TV and Internet services. Broadband investments include completing the overlay of VDSL2 technology in the West and VDSL2 bonding in Eastern Quebec. TELUS also continues to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

•                  TELUS launched LTE network service in 14 metropolitan areas in February 2012 and continues to invest in expanding coverage. TELUS’ urban LTE network operates on advanced wireless services (AWS) spectrum, acquired by the Company for $882 million in Industry Canada’s 2008 auction, and supports manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected; actual speed may vary by device used, topography and environmental conditions, network congestion, signal strength and other factors).

Outside of LTE coverage areas, LTE devices offered by TELUS also work on the HSPA+ network, which covers 34.2 million Canadians at June 30, 2012.

•                  TELUS is further enhancing its national capability to support cloud computing services and internal requirements by investing a total of approximately $150 million for new state-of-the-art intelligent IDCs in Rimouski, Quebec and Kamloops, B.C. The new facilities have been designed to high standards for reliability and security and to the leadership in energy and environmental design (LEED) gold standards for sustainability. A modular design approach facilitates secure, efficient, reliable and scalable expansion of the facilities in the future. The Rimouski facility is expected to go into service in the third quarter of 2012, while the Kamloops facility is expected to go into service in 2013.

Aided by the use of hydro-electrically generated power and natural cooling, the new IDCs are expected to be among the most environmentally sustainable operations of their type in North America. The facilities will be directly connected to the national TELUS IP network and interconnect into existing TELUS data centres across the country, creating an advanced and regionally diverse computing infrastructure in Canada.

•                  The Company continues to invest in its wireline broadband network to expand capacity and coverage. At June 30, 2012, the Company’s broadband high-definition (HD) coverage, including VDSL2 and ADSL2+ coverage, reached more than 2.35 million households in B.C., Alberta and Eastern Quebec, as compared to more than 2.1 million households one year earlier.

Focusing relentlessly on the growth markets of data, IP and wireless

In May 2012, TELUS announced a two-year extension to its agreement with the Ontario Ministry of Health and Long-Term Care. Under the agreement, TELUS provides management, operation and maintenance of electronic processing systems and technology support services, which enable online, real-time processing of drug claims under the Ontario Public Drug Programs.

The Company’s strategy of focusing on growth markets is reflected in the wireline data revenue and wireless revenue total of $4.2 billion for the first six months of 2012, which reflects an increase of $305 million or 7.8% when compared to the first six months of 2011. This increase exceeds the $92 million year-over-year decline in legacy wireline voice and other service and equipment revenues in the first six months of 2012.

Providing integrated solutions that differentiate TELUS from its competitors

TELUS introduced several innovations for Optik TV in 2012:

•                  In July, TELUS introduced Multi-View on Optik TV, which allows customers to watch up to four channels at once on the same screen. With Multi-View, one channel is displayed in the main window with audio at the same time that up to three other TV programs are displayed in smaller windows. The customer can quickly switch to one of the smaller displayed programs to full screen when the action picks up, such as for a sporting event. The Company also introduced the Weather Network app on Optik TV, allowing users to check weather at any time. Multi-View and the Weather Network app are available at no additional charge, however, a subscription to Optik High Speed Internet is required for the Weather Network app.

•                  Optik™ on the go provides Optik TV customers in B.C. and Alberta with the capability to view a selection of commercial-free TV on-demand shows and movies on their mobile devices, tablets and laptops, whether at home, or away from home using TELUS’ 4G LTE wireless network or Wi-Fi. There is no additional charge for Optik TV customers to watch select TV On Demand shows and movies from channels they already subscribe to. Tablet and smartphone users can enjoy the service without incurring data charges by using Wi-Fi to connect to the Internet. When compatible devices connect via a mobile network, data usage charges would apply.

•                  TELUS customers who use an Xbox 360 as their set-top box may now control both live and recorded TV with hand gestures and voice commands with the addition of an Xbox 360 Kinect sensor.

•                  A free Twitter app provides access to Twitter features and content while watching Optik TV. Users can tweet what they are watching, follow TV tweets about their favourite shows, discover top trends and get the latest social news and events.

The Company introduced TELUS Managed Mobility Services powered by Vox Mobile — a service offering that manages an enterprise’s mobile infrastructure and devices from procurement to payment and leverages a growing trend of enterprises adopting “bring your own device” policies for their employees. TELUS Managed Mobility Services offers enterprises a series of six individual, yet integrated, service modules to provide an end-to-end service option for managing wireless devices on multiple platforms, from multiple carriers.

Investing in internal capabilities to build a high performance culture and customer excellence

The Company opened new TELUS-branded retail stores in Saskatoon, Toronto and Victoria that are designed to meet the specific needs of small and medium businesses. Business clients have the opportunity to try out technologies with one-on-one assistance from TELUS experts. The stores also have learning centres that offer tutorials to help clients learn how to get the most out of their communications technology.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve key performance measures quantified by the Company’s public financial targets disclosed in Section 9.

Corporate priorities for 2012

Deliver on TELUS’ future friendly brand promise by putting customers first

Increase TELUS’ competitive advantage through technology leadership

Drive TELUS’ leadership position in its chosen business and public sector markets

Accelerate TELUS’ leadership position in healthcare information technology

Strive to further improve operational efficiency and effectiveness at TELUS

Build TELUS’ culture for sustained competitive advantage.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and an overview of the Company’s competition were described in Section 4.1 of TELUS’ annual 2011 MD&A.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ annual 2011 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring costs and dividend payout ratios. See Section 7.4 Liquidity and capital resource measures.

Report on 2012 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

Dividends declared for the first and second quarters of 2012 totalled $1.19 per share, or an increase of 10.7% over the dividends declared for the first and second quarters of 2011. On August 2, 2012, the Board of Directors declared a third quarter dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on October 1, 2012, to shareholders of record at the close of business on September 10, 2012. The dividend of 61 cents per share declared for the third quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model.

TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10% over this timeframe. The dividend growth model is not necessarily indicative of dividend increases beyond 2013. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis. TELUS is maintaining its long-term dividend payout ratio guideline of 55 to 65% of prospective sustainable net earnings.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Proceeds from securitized trade receivables were unchanged at $400 million in 2012 and throughout 2011. Commercial paper decreased by $48 million in the second quarter of 2012. During the first quarter of 2012, a $258 million increase in commercial paper was more than offset by repayment of $300 million of matured Notes. For the second quarter and first six months of 2012, Cash provided by operating activities increased by $271 million and $580 million, respectively, when compared to the same periods in 2011, and exceeded increased use of cash for investing activities of $74 million and $72 million, respectively, for the quarter and six-month period.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of $1.07 billion at June 30, 2012, as well as $100 million of additional availability under the trade receivables securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.8 times at June 30, 2012. See Section 7.4.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At August 3, 2012, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company’s operating segments and reporting segments are Wireless and Wireline. Segmented information in Note 5  of the Condensed interim consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of quarterly results

($ millions, except per share amounts and as noted)	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3
Operating revenues	2,665	2,631	2,690	2,622	2,554	2,531	2,554	2,461
Operating expenses
Goods and services purchased	1,152	1,116	1,316	1,178	1,134	1,098	1,235	1,036
Employee benefits expense	515	506	500	476	470	447	478	484
Depreciation and amortization	456	470	481	443	442	444	445	433
	2,123	2,092	2,297	2,097	2,046	1,989	2,158	1,953
Operating income	542	539	393	525	508	542	396	508
Financing costs	85	75	87	92	94	104	105	185
Income before income taxes	457	464	306	433	414	438	291	323
Income taxes	129	116	69	107	90	110	65	72
Net income	328	348	237	326	324	328	226	251
Net income attributable to Common Shares and Non-Voting Shares	328	348	246	325	321	327	225	250
Net income per Common Share and Non-Voting Share
— Basic	1.01	1.07	0.76	1.00	0.99	1.01	0.70	0.78
— Diluted	1.00	1.06	0.75	1.00	0.98	1.00	0.70	0.78
Cash dividends declared per Common Share and Non-Voting Share(1)	—	1.19	0.58	0.55	0.55	0.525	0.525	0.50
Additional information
EBITDA(2)	998	1,009	874	968	950	986	841	941
Restructuring costs included in EBITDA and Operating income	13	13	16	3	12	4	38	17

(1)   Dividends declared during the first quarter of 2012 include the first quarter dividend of 58 cents per share, paid on April 2, 2012, and the second quarter dividend of 61 cents per share paid on July 3, 2012.

(2)   A non-GAAP measure (see Section 11.1 EBITDA). Equivalent to Operating income before depreciation and amortization expenses.

Trends

The consolidated revenue trend principally reflects: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and higher ARPU; (ii) wireless equipment revenue that has generally increased year-over-year through 2011; and (iii) year-over-year growth in wireline data revenues, which now more than offsets declining legacy wireline voice and other service and equipment revenues.

Wireless network revenue reflects growing data revenue (27% year-over-year growth in the second quarter of 2012), partly offset by declining voice revenues (a 1.9% year-over-year decrease in the second quarter of 2012). Data growth reflects increased use of data plans and increased data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. The growing demand for wireless data may challenge network and spectrum capacity in the future. Blended ARPU has increased year over year for seven consecutive quarters following several years of declines, as growth in data ARPU has more than offset ongoing, but moderating, declines in voice ARPU (see the table Year-over-year wireless ARPU growth in Section 5.4). Moderation in the data ARPU growth trend is a result of competitive pressures on data driving bigger included-data buckets in rate plans, and an increasing number of unlimited messaging rate plans, as well as a natural slowing of the growth rate following the significant jump in smartphone adoption and corresponding increase in usage in the latter part of 2010. Moderation of voice ARPU declines includes the effect of subscribers adopting voice-centric plans.

Wireless equipment revenues decreased year over year in the first six months of 2012 due to lower subscriber acquisition and retention volumes and increased price competition, but generally wireless equipment revenues have increased year over year due to higher subscriber acquisition and retention volumes and device upgrade revenues, as well as an increasing proportion of more expensive smartphones.

There is significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Wireless EBITDA typically decreases in the fourth quarter from heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The positive wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (up 48% in the 12-month period ended June 30, 2012), as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. Growth in Internet revenues includes expansion of the Optik High Speed Internet subscriber base (6.8% over twelve months) as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Shaw Communications Inc. increased its promotional activity and incentives early in the first quarter of 2012 to win back and protect its subscriber base, backed off on promotional activity in the latter part of the first quarter, and then resumed promotions in the second quarter of 2012, focused in particular on home phone acquisitions. A sequential increase in residential NAL losses in the first quarter of 2012 was due to this increased promotional activity. The rate of residential NAL losses had moderated from mid-2010 and through most of 2011 due to the positive impact of Optik TV and Optik High Speed Internet services and improved bundle offers. The general trend for business NALS is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to more efficient IP services. Business NALs had increased in the first two quarters of 2011 from implementing wholesale services for enterprise customers.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, increasing costs of acquisition and retention for wireless subscribers through 2011, as well as fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses reflects compensation increases, as well as increased full-time equivalent (FTE) staff resulting from acquisitions and targeted hiring to support TV, business and wireless growth.

The sequential increase in depreciation and amortization expenses in the fourth quarter of 2011 resulted from a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011, as well as from an increase in wireline and wireless broadband capital assets to facilitate subscriber growth.

Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Quarterly financing costs since the third quarter of 2010 have decreased mainly due to lower effective interest rates from refinancing activities in the third quarter of 2010 and second quarter of 2011. Financing costs in the third quarter of 2010 include a $52 million loss on early partial redemption of U.S. dollar Notes, as well as a $15 million financing charge resulting from the Canadian Radio-television and Telecommunications Commission’s (CRTC’s) final determinations for the regulatory deferral account.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3
Approximate Net income impact	(11)	10	10	—	11	—	10	9
Approximate EPS impact	(0.03)	0.03	0.03	—	0.03	—	0.03	0.03
Approximate basic EPS excluding income tax-related impacts	1.04	1.04	0.73	1.00	0.96	1.01	0.67	0.75

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Service	2,487	2,379	4.5%	4,930	4,716	4.5%
Equipment	157	165	(4.8)%	333	334	(0.3)%
Service and equipment revenues	2,644	2,544	3.9%	5,263	5,050	4.2%
Other operating income	21	10	110.0%	33	35	(5.7)%
	2,665	2,554	4.3%	5,296	5,085	4.1%

Consolidated Operating revenues increased by $111 million and $211 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

•                  Service revenues increased year over year by $108 million and $214 million, respectively, in the second quarter and first six months of 2012. Wireless service revenues increased by $97 million or 7.8% in the quarter and $183 million or 7.4% in the six-month period, principally due to growth in wireless data network revenues from subscriber growth and accelerated smartphone adoption, which exceeded the decline in voice network revenue. Wireline service revenues increased by $11 million or 1.0% in the quarter and $31 million or 1.4% in the six-month period, as growth in data services, including Optik TV and Optik High Speed Internet, exceeded the decline in legacy voice local and long distance services.

•                  Equipment revenues decreased year over year by $8 million in the second quarter of 2012 due to lower wireline equipment sales. For the first six months of 2012, equipment revenues decreased by $1 million year over year, as higher wireline equipment revenues were largely offset by lower wireless equipment sales.

•                  Other operating income increased year over year by $11 million in the second quarter of 2012 and decreased year over year by $2 million in the first six months of 2012. The increase for the quarter mainly reflects a $9 million gain on land contributed to the TELUS Garden residential real estate redevelopment project, recognized in the second quarter of 2012. The full gain is $18 million, with recognition of $9 million deferred until ownership of the TELUS Garden condominium units is transferred after construction is completed. For the first six months, the $9 million second quarter 2012 gain was largely offset by the first quarter 2011, $16 million non-cash gain on Transactel (Barbados) Inc. The Company also recorded equity losses for the TELUS Garden residential real estate partnership of $1 million and $2 million, respectively, in the second quarter and first six months of 2012. In addition, drawdowns of the price cap deferral account were recorded in the second quarter and first six months of 2012 to recognize provisioning of broadband Internet service to a number of qualifying rural communities.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Goods and services purchased	1,152	1,134	1.6%	2,268	2,232	1.6%
Employee benefits expense	515	470	9.6%	1,021	917	11.3%
Depreciation	344	326	5.5%	687	658	4.4%
Amortization of intangible assets	112	116	(3.4)%	239	228	4.8%
	2,123	2,046	3.8%	4,215	4,035	4.5%

Consolidated Operating expenses increased by $77 million and $180 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

•                  Goods and services purchased increased year over year by $18 million and $36 million, respectively, in the second quarter and first six months of 2012, mainly due to increased content and support costs to grow and manage wireline Optik TV services. These increases were partly offset by lower wireless marketing, advertising and promotion expenses, and for the six-month period, decreases in wireless equipment expenses due to lower acquisition and retention volumes.

•                  Employee benefits expense increased year over year by $45 million and $104 million, respectively, in the second quarter and first six months of 2012. The increases mainly reflect higher wage and salary expenses of $38 million in the second quarter and $78 million for the six-month period. Wage and salary expenses increased due to management and bargaining unit compensation increases, hiring over the past year to support the growing wireless and TV subscriber bases, full inclusion in 2012 of operations of certain TELUS-branded wireless dealership businesses acquired throughout 2011, and one additional month of expenses in 2012 from the consolidation of Transactel operations since February 2011. Recoveries in respect of employee defined benefit pension plans decreased by $5 million in the quarter and $13 million for the six-month period, and employee-related restructuring costs increased by $2 million in the quarter and $12 million for the six-month period. Share-based compensation increased by $5 million in the quarter and $10 million for the six-month period as expense recoveries in 2011 associated with net-cash settlement feature were non-recurring. These increases were partly offset by higher capitalization of labour of $6 million in the quarter and $11 million in the six-month period, resulting from higher capital expenditures to-date in 2012.

•                  Depreciation increased year over year by $18 million and $29 million, respectively, in the second quarter and first six months of 2012. The increases were mainly due to investments in Optik TV and wireless network expansion, partly offset by an increase in fully depreciated computer hardware and digital cell sites.

•                  Amortization of intangible assets decreased year over year by $4 million in the second quarter and increased year over year by $11 million for the first six months of 2012. The decrease for the second quarter was due to an increase in longer-life software assets, net of retirements. The increase for the six-month period was principally due to capital investments in network and administrative software assets, as well as acquisitions.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
	542	508	6.7%	1,081	1,050	3.0%

Operating income increased by $34 million and $31 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. Wireless EBITDA increased by $71 million in the quarter and $142 million in the six-month period (see Section 5.4), partly offset by lower wireline EBITDA, which decreased by $23 million in the quarter and $71 million for the six-month period (see Section 5.5), and higher total depreciation and amortization expenses.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Interest expense	90	102	(11.8)%	179	208	(13.9)%
Interest income and foreign exchange	(5)	(8)	n/m	(19)	(10)	n/m
	85	94	(9.6)%	160	198	(19.2)%

Financing costs decreased by $9 million and $38 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011, mainly due to lower interest expenses. Interest expenses decreased year over year by $12 million and $29 million, respectively, in the quarter and six month periods due to a lower effective interest rate. The lower effective interest rate resulted from refinancing activities in the second quarter of 2011, where the remaining U.S. dollar Notes matured on June 1 and associated cross currency interest rate swap agreements were settled (combined effective interest rate of 8.5%), funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Interest income and foreign exchange includes interest income of $1 million in the second quarter of 2012 and $11 million in the first six months of 2012, and $1 million in the second quarter and first six months of 2011, in respect of the settlement of income tax related matters. The balance of amounts is in each period are mainly foreign exchange gains.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2012	2011	Change		2012	2011	Change
Basic blended tax at weighted average statutory income tax rates	117	113	3.5%		236	232	1.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	13	(7)	n/m		12	(15)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	—	(11)	n/m		(3)	(11)	n/m
Share option award compensation	—	—	n/m		1	—	n/m
Other	(1)	(5)	n/m		(1)	(6)	n/m
	129	90	43.3%		245	200	22.5%
Blended federal and provincial statutory tax rates (%)	25.6	27.2	(1.6	)pts.	25.6	27.2	(1.6	)pts.
Effective tax rates (%)	28.2	21.7	6.5	pts.	26.6	23.5	3.1	pts.

Basic blended statutory income taxes increased slightly in the second quarter and first six months of 2012 when compared to the same periods in 2011, as higher pre-tax income was offset by a lower blended statutory income tax rate. Revaluation of deferred income tax liabilities in the second quarter of 2012 resulted from the elimination of previously enacted Ontario corporate income tax rate reductions. Effective tax rates differ from the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences.

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Net income	328	324	1.2%	676	652	3.7%
Other comprehensive income (OCI)
Items that may be subsequently reclassified to income	5	(6)	n/m	2	(2)	n/m
Item never subsequently reclassified to income	(168)	(127)	(32.3)%	(12)	(83)	85.5%
	165	191	(13.6)%	666	567	17.5%

Comprehensive income decreased by $26 million in the second quarter of 2012 and increased by $99 million for the first six months of 2012, when compared to the same periods in 2011.

•                  Net income increased by $4 million and $24 million, respectively, in the second quarter and first six months of 2012 when compared to the same period in 2011.

•                  OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges, and foreign currency translation adjustments arising from translating financial statements of foreign operations.

•                 The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans, which are likely to fluctuate from period to period.

5.4 Wireless segment

Wireless segment revenues increased by $95 million and $171 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

Operating revenues — wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2012	2011	Change		2012	2011	Change
Voice	817	833	(1.9)%		1,607	1,670	(3.8)%
Data	512	402	27.4%		1,010	768	31.5%
Network revenue	1,329	1,235	7.6%		2,617	2,438	7.3%
Equipment and other	99	98	1.0%		194	203	(4.4)%
External operating revenues	1,428	1,333	7.1%		2,811	2,641	6.4%
Intersegment revenue	10	10	—%		20	19	5.3%
Total operating revenues	1,438	1,343	7.1%		2,831	2,660	6.4%
Data revenue to network revenue (%)	39	33	6	pts.	39	32	7	pts.

Network revenue increased year over year by $95 million and $180 million, respectively, in the second quarter and first six months of 2012.

•                  Voice revenue decreased year over year by $16 million and $63 million, respectively, in the second quarter and first six months of 2012, due to the ongoing trend of declining voice ARPU. The rate of decline in voice revenues has moderated due to increased subscriber adoption of voice-centric plans. Year-over-year declines in voice ARPU were due to an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, increased use of included-minute plans for both local and long distance calling, an increased penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes. Voice ARPU was $36.97 and $36.51, respectively, in the second quarter and first six months of 2012, reflecting year-over-year decreases of $2.66 or 6.7% for the quarter and $3.39 or 8.5% for the six-month period. Average minutes used were relatively flat from one year ago.

•                  Data revenue increased year over year by $110 million and $242 million, respectively, in the second quarter and first six months of 2012. Higher data revenues reflect subscriber growth, strength in smartphone service revenues and text messaging driven by increased smartphone penetration, higher data roaming volumes, increased adoption of data plans, growth in mobile Internet connection devices and tablets, and increased rates for pay-per-use text messaging, partly offset by lower data roaming rates. Data ARPU was $23.32 and $23.08, respectively, in the second quarter and first six months of 2012, reflecting year-over-year increases of $4.07 or 21% for the quarter and $4.59 or 25% for the six-month period.

•                  Blended ARPU was $60.29 and $59.59, respectively, in the second quarter and first six months of 2012, reflecting year-over-year increases of $1.41 or 2.4% in the quarter and $1.20 or 2.1% in the six month period. The increases were mainly due to increased roaming and increasing data usage, partly offset by declining voice ARPU. Blended ARPU has increased year over year for seven consecutive quarters. See table below for ARPU growth trends.

•                  Gross subscriber additions decreased year over year by 53,000 or 12% in the second quarter of 2012, and decreased year over year by 78,000 or 9.3% in the first six months of 2012. The decreases resulted from a lack of new iconic handsets and related lower promotional activity. Heightened competitive intensity was reflected in price competition for devices and an increased number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and newer entrants. Postpaid gross additions decreased year over year by 26,000 or 8.4% in the quarter and 41,000 or 7.0% in the six-month period. Prepaid gross additions decreased year over year by 27,000 or 20% in the quarter and 37,000 or 15% in the six-month period.

•                  Net subscriber additions decreased year over year by 8,000 or 8.5% in the second quarter of 2012 and decreased year over year by 18,000 or 14% in the first six months of 2012.

Postpaid net additions increased year over year by 20,000 and 31,000, respectively in the second quarter and first six months of 2012. However, postpaid net additions in 2012 and 2011 were impacted by the loss of subscribers from a federal government wireless contract to a low bid by an established national competitor. Excluding these losses, postpaid net additions were 115,000 and 183,000, respectively, in the second quarter and first six months of 2012, as compared to 124,000 and 192,000, respectively, in the second quarter and first six months of 2011. The normalized decreases of 9,000 for the quarter and the six-month period resulted from lower postpaid gross subscriber additions, partly offset by a low 1.00% postpaid churn rate — the lowest postpaid churn rate since the second quarter of 2008.

Prepaid net subscriber losses were 26,000 and 67,000, respectively, in the second quarter and first six months of 2012, as compared to a net gain of 2,000 in the second quarter of 2011 and a net loss of 18,000 in the first six months of 2011. Decreases in prepaid subscribers reflect conversions to postpaid as part of retention efforts, as well as increased competitive intensity in the lower value market segments and the Company’s choice to not match certain competitive offers.

•                  The blended monthly wireless subscriber churn rates were 1.39% and 1.47%, respectively, in the second quarter and first six months of 2012, as compared to 1.67% and 1.69%, respectively, in the second quarter and first six months of 2011. The 1.39% blended churn rate for the current quarter is the lowest since the first quarter of 2007. Blended churn rates in 2011 include effects from the loss of a federal government wireless contract (adding 16 basis points to churn in the second quarter of 2011 and 12 basis points of churn in the first six months of 2011). Improved churn rates in 2012 are attributed to the Company’s continued focus on the customer experience and retaining high-value clients, including strong retention efforts since the introduction of the Clear and Simple Device Upgrade program in November 2010, which makes it easy for postpaid clients to upgrade to new devices before the end of their contracts.

•                  Smartphone adoption rates remain high at 69% of postpaid gross additions in the second quarter of 2012, as compared to 61% in the second quarter of 2011. Cumulatively, smartphone subscribers represented 59% of the postpaid subscriber base at June 30, 2012, as compared to 42% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

Year-over-year wireless ARPU growth (%)

	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3
Blended ARPU	2.4	1.7	1.0	3.0	2.5	2.7	1.9	(1.2)
Data ARPU	21.1	28.9	35.2	43.8	39.5	34.8	27.1	20.6
Voice ARPU	(6.7)	(10.3)	(11.9)	(10.4)	(9.3)	(5.8)	(5.2)	(6.7)

Equipment and other revenues increased year over year by $1 million in the second quarter and decreased year over year by $9 million in the first six months of 2012. Wireless equipment revenues increased slightly in the quarter as higher handset prices due to a higher proportion of smartphones in the sales mix more than offset lower acquisition and retention volumes. Equipment revenues decreased year over year for the six-month period due to lower acquisition and retention volumes, as well as competitive pressure to lower handset prices, which drove higher handset subsidies. Retention volumes decreased year over year due to strong retention efforts in the prior year as postpaid clients upgraded their devices.

Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	At June 30
	2012	2011	Change
Subscribers (000s)
Postpaid	6,304	5,849	7.8%
Prepaid	1,143	1,248	(8.4)%
Total	7,447	7,097	4.9%
Postpaid proportion of subscriber base (%)	84.7	82.4	2.3	pts.
Total digital population coverage(1) (millions)	34.7	34.1	1.8%
HSPA+ population coverage(2) (millions)	34.2	33.5	2.1%

	Second quarters ended June 30				Six-month periods ended June 30
	2012	2011	Change		2012	2011	Change
Subscriber gross additions (000s)
Postpaid	284	310	(8.4)%		541	582	(7.0)%
Prepaid	110	137	(19.7)%		216	253	(14.6)%
Total	394	447	(11.9)%		757	835	(9.3)%
Subscriber net additions (000s)
Postpaid	112	92	21.7%		175	144	21.5%
Prepaid	(26)	2	n/m		(67)	(18)	n/m
Total	86	94	(8.5)%		108	126	(14.3)%
ARPU(3) ($)	60.29	58.88	2.4%		59.59	58.39	2.1%
Churn, per month(3) (%)	1.39	1.67	(0.28	)pts.	1.47	1.69	(0.22	)pts.
Average monthly minutes of use per subscriber (MOU)	341	337	1.2%		333	331	0.6%
COA(4) per gross subscriber addition(3) ($)	404	370	9.2%		384	360	6.7%
Retention spend to network revenue(3) (%)	10.7	11.9	(1.2	)pts.	10.7	12.1	(1.4	)pts.
EBITDA to network revenue (%)	47.9	45.7	2.2	pts.	48.1	45.8	2.3	pts.

(1)	Including roaming/resale and network access agreements.
(2)	Including network access agreements.
(3)

See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)	Cost of acquisition.

Operating expenses — wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Equipment sales expenses	280	280	—%	542	552	(1.8)%
Network operating expenses	165	164	0.6%	337	328	2.7%
Marketing expenses	102	113	(9.7)%	189	213	(11.3)%
General and administration (G&A) expenses
Employee benefits expense	141	133	6.0%	286	257	11.3%
Other G&A expenses	114	88	29.5%	219	194	12.9%
Total operating expenses	802	778	3.1%	1,573	1,544	1.9%

Wireless segment expenses increased by $24 million and $29 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

Equipment sales expenses were unchanged year over year in the second quarter, and decreased year over year by $10 million in the first six months of 2012. Lower costs due to lower acquisition and retention volumes were exactly offset in the quarter, and partly offset in the six-month period, by higher per-unit costs due to increased smartphone loading for new subscribers and migration of existing clients.

•                  COA per gross subscriber addition increased year over year by $34 and $24, respectively, in the second quarter and first six months of 2012. The increases were primarily due to higher per-unit subsidy costs driven by a higher smartphone mix, competitive pressures on handset pricing driving deeper subsidies, and to a lesser extent, higher commissions to support an increasing number of higher value smartphone devices, partly offset by lower advertising and promotions expenses.

•                  Retention costs as a percentage of network revenue were 10.7% in the second quarter and first six months of 2012, or year over year decreases of 1.2 percentage points and 1.4 percentage points, respectively, for the quarter and six-month period. The decreases were primarily due to lower retention volumes resulting from strong retention efforts in the prior year, as postpaid clients took advantage of the Clear and Simple Device Upgrade program. To a lesser extent, the decreases resulted from commission savings from recent TELUS-branded wireless dealership acquisitions, as well as strong network revenue growth. These savings were partly offset by higher per-unit subsidy costs as a larger proportion of clients migrated to more costly smartphones.

Network operating expenses increased year over year by $1 million and $9 million, respectively, in the second quarter and first six months of 2012. The increases reflect growth in roaming volumes, partly offset by reduced roaming rates, lower revenue-share and licensing costs and a one-time roaming-related settlement in the second quarter of 2012. Notably, network operating expenses were relatively flat despite the launch of the new LTE network in February 2012.

Marketing expenses decreased year over year by $11 million and $24 million, respectively, in the second quarter and first six months of 2012. The decreases were due to lower commissions as a result of recent TELUS-branded wireless dealership business acquisitions, as well as lower advertising and promotions expenses.

Total G&A expenses increased year over year by $34 million and $54 million, respectively in the second quarter and first six months of 2012.

•                  Employee benefits expense increased year over year by $8 million and $29 million, respectively in the second quarter and first six months of 2012, due to full inclusion of costs from the acquisition of certain TELUS-branded wireless dealership businesses throughout 2011, hiring over the past year to support the growing wireless subscriber base, and compensation increases, as well as higher employee-related restructuring costs.

•                  Other G&A expenses increased year over year by $26 million and $25 million, respectively, in the second quarter and first six months of 2012, mainly due to $11 million of one-time supplier credits in the second quarter of 2011, as well as restructuring costs in 2012 associated with real estate consolidation.

EBITDA — wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2012	2011	Change		2012	2011	Change
EBITDA	636	565	12.6%		1,258	1,116	12.7%
EBITDA margin (%)	44.2	42.1	2.1	pts.	44.4	42.0	2.4	pts.

The wireless segment EBITDA increased by $71 million and $142 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. The increases reflect strong data revenue growth, improved operating efficiency, as well as lower acquisition and retention costs, partly offset by one-time supplier credits in the prior year. EBITDA margins improved year over year, as the increase in total expenses was held to a rate less than half of the revenue growth rate for the quarter and less than one-third of the revenue growth rate for the first six months.

5.5 Wireline segment

Total wireline segment revenues increased by $19 million and $45 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

Operating revenues — wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Data service and equipment	689	635	8.5%	1,389	1,254	10.8%
Voice local service	354	380	(6.8)%	713	767	(7.0)%
Voice long distance service	109	122	(10.7)%	219	246	(11.0)%
Other service and equipment	64	74	(13.5)%	131	142	(7.8)%
Service and equipment revenues	1,216	1,211	0.4%	2,452	2,409	1.8%
Other operating income	21	10	110.0%	33	35	(5.7)%
External operating revenues	1,237	1,221	1.3%	2,485	2,444	1.7%
Intersegment revenue	43	40	7.5%	84	80	5.0%
Total operating revenues	1,280	1,261	1.5%	2,569	2,524	1.8%

Service and equipment revenues increased year over year by $5 million and $43 million, respectively, in the second quarter and first six months of 2012.

•                  Data service and equipment revenues increased year over year by $54 million and $135 million, respectively. The increase resulted principally from: (i) continued strong subscriber growth in Optik TV services, a rate increase for the basic TV service in April 2011 for subscribers not on rate protection plans, as well as varying rate increases for theme package selections in April 2011 and October 2011; (ii) increased Internet and enhanced data services due to growth from implementation of large enterprise deals, the pull-through effect of bundle offers including Optik High Speed services that enable TELUS to win and retain subscribers, and rate increases in June 2012 and April 2011 for Internet subscribers not on rate protection plans; (iii) higher year-to-date data equipment sales to business customers; (iv) increased health and finance service revenues; and (v) higher year-to-date managed workplace revenues due to inclusion of consolidated Transactel revenues since February 2011. These increases were partly offset by lower basic data service revenues.

Wireline operating indicators

	At June 30
(000s)	2012	2011	Change
Internet subscribers
High-speed	1,277	1,196	6.8%
Dial-up	38	51	(25.5)%
Total	1,315	1,247	5.5%
TELUS TV subscribers	595	403	47.6%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2012	2011	Change	2012	2011	Change
Internet subscriber net additions (losses)
High-speed	20	13	53.8%	36	29	24.1%
Dial-up	(3)	(5)	40.0%	(6)	(11)	45.5%
Total	17	8	112.5%	30	18	66.7%
TELUS TV subscriber net additions	43	46	(6.5)%	87	90	(3.3)%

TELUS provides Optik TV and Optik High Speed Internet services in B.C., Alberta and Eastern Quebec, as well as TELUS Satellite TV in B.C. and Alberta. Net additions of high-speed Internet subscribers were stronger in the second quarter of 2012 due to enhanced competitive offers for new high-speed customers. Net additions of TELUS TV subscribers in the second quarter and first six months of 2012 were relatively stable when compared to the same periods in 2011.

•                  Voice local service revenue decreased year over year by $26 million and $54 million, respectively, in the second quarter and first six months of 2012. The decrease continues to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, service bundle offers in deregulated urban markets, and technological substitution to wireless and Internet-based services. The decrease also reflects the decline in business voice lines from technological substitution to data services and competitor activity including price reductions. These factors were partly offset by increases in monthly local rates effective in the third quarter of 2011.

Wireline operating indicators

	At June 30
(000s)	2012	2011	Change
Network access lines (NALs)
Residential	1,832	1,982	(7.6)%
Business	1,655	1,702	(2.8)%
Total	3,487	3,684	(5.3)%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2012	2011	Change	2012	2011	Change
Net (losses) additions in NALs
Residential	(36)	(31)	(16.1)%	(83)	(64)	(29.7)%
Business	(14)	7	n/m	(24)	9	n/m
Total	(50)	(24)	(108.3)%	(107)	(55)	(94.5)%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in B.C., Alberta and Eastern Quebec. Residential NAL losses in the second quarter and first six months of 2012 increased by 5,000 and 19,000, respectively, from the same periods in 2011. The higher NAL losses in 2012 were largely the result of increased wireless substitution, heavily discounted home phone promotions from Shaw in B.C. and Alberta early in the first quarter and resumption of promotional activity by Shaw in the second quarter.

TELUS provides business services nationally. Business NAL losses reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP services. Growth in data services such as private IP networks is not measured by business NAL counts and conversion of legacy voice services to IP services causes a decrease in business NALs. Of note, during the second quarter and first six months of 2011 business NALs increased due to the implementation of voice and data services for wholesale customers.

•                  Voice long distance service revenue decreased year over year by $13 million and $27 million, respectively, in the second quarter and first six months of 2012. The decreases reflect ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and over-the-top (OTT) Internet-based services.

•                  Other service and equipment revenue decreased year over year by $10 million and $11 million, respectively, in the second quarter and first six months of 2012, mainly due to lower sales of voice equipment.

Other operating income increased year over year by $11 million in the second quarter of 2012 and decreased year over year by $2 million in the first six months of 2012. The increase for the quarter includes a $9 million gain on land contributed to the TELUS Garden residential real estate redevelopment project, recognized in the second quarter of 2012. For the first six months, the $9 million second quarter 2012 gain was largely offset by the first quarter 2011, $16 million non-cash gain on Transactel (Barbados) Inc. The Company also recorded equity losses for the TELUS Garden residential real estate partnership of $1 million and $2 million, respectively, in the second quarter and first six months of 2012. In addition, drawdowns of the price cap deferral account were recorded in the second quarter and first six months of 2012 to recognize provisioning of broadband Internet service to a number of qualifying rural communities.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Goods and services purchased	544	539	0.9%	1,085	1,044	3.9%
Employee benefits expense	374	337	11.0%	735	660	11.4%
Total operating expenses	918	876	4.8%	1,820	1,704	6.8%

Total wireline operating expenses increased by $42 million and $116 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

Goods and services purchased increased year over year by $5 million and $41 million, respectively, in the second quarter and first six months of 2012. The increases primarily reflect increased content and support costs for TELUS TV growth (48% year-over-year increase in the subscriber base), and to a lesser extent, increased advertising and promotions primarily supporting Optik High Speed Internet marketing campaigns, and higher year-to-date cost of goods sold to support increased equipment sales. The increases were partly offset by lower external labour costs, as well as lower restructuring costs associated with real estate consolidation.

Employee benefits expense increased year over year by $37 million and $75 million, respectively, in the second quarter and first six months of 2012. The increases resulted from management and bargaining unit compensation increases and hiring over the past year to support the growing TV subscriber base, a one-time benefit liability recovery in the second quarter of 2011, a lower employee defined benefit pension recovery in 2012, and for the six-month period, increased employee-related restructuring costs and one additional month of expenses in 2012 from the consolidation of Transactel operations beginning in February 2011.

EBITDA — wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2012	2011	Change		2012	2011	Change
EBITDA	362	385	(6.0)%		749	820	(8.7)%
Deduct gain net of equity losses related to TELUS Garden residential real estate re-development project	(8)	—	n/m		(7)	—	n/m
Deduct Transactel gain	—	—	—		—	(16)	n/m
Adjusted EBITDA	354	385	(8.1)%		742	804	(7.7)%
Adjusted EBITDA margin (%)	27.8	30.5	(2.7	)pts.	29.0	32.1	(3.1	)pts.

The wireline segment EBITDA decreased by $23 million and $71 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. Adjusted EBITDA decreased by $31 million and $62 million, respectively, in the quarter and six-month periods. Decreases in adjusted EBITDA and adjusted EBITDA margins continue to reflect declines in higher margin legacy voice local and long distance services, partly offset by ongoing growth in lower margin data service and equipment sales.

6.              Changes in financial position

Financial position at:	June 30,	Dec. 31,
($ in millions)	2012	2011	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	72	46	26	57%	See Section 7: Liquidity and capital resources
Accounts receivable	1,379	1,428	(49)	(3)%	Mainly a decrease in receivables from wireless dealers, partly offset by increased days outstanding in wireline receivables.
Income and other taxes receivable	10	66	(56)	(85)%	Reflects refunds received and a reclassification to Income and other taxes payable.
Inventories	290	353	(63)	(18)%	Primarily a decrease in wireless handsets and accessories due to fewer units on hand, partly offset by a higher average unit cost and an increase in wireline work-in-progress.
Prepaid expenses	278	144	134	93%	Primarily prepayment of statutory employee benefits, property taxes, annual wireless licence fees and maintenance contracts, net of amortization.
Derivative assets	18	14	4	29%	Fair value adjustments to restricted share units and other operational hedges.
Current liabilities
Short-term borrowings	400	404	(4)	(1)%

Both periods include $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6). The balance at December 31 included a $4 million draw on bank facilities.

Accounts payable and accrued liabilities	1,375	1,419	(44)	(3)%

Includes a decrease in wireless accrued dealer commissions, as well as a decrease in payroll and employee-related liabilities including payment of variable pay for 2011 net of 2012 accruals, partly offset by an increase in trade payables due to higher capital expenditures.

Income and other taxes payable	283	25	258	n/m

Reflects differences in income tax expense and instalment payments including taxes on earnings of partnerships for fiscal periods ending in the quarter, as well as a reclassification from Income and other taxes receivable.

Dividends payable	198	188	10	5%	Primarily an increase in the dividend rate.
Advance billings and customer deposits	675	655	20	3%	Primarily an increase in advance billings to wireline business customers and an increase in wireless revenue billed in advance due to growth in postpaid subscribers.
Provisions	41	88	(47)	(53)%

Includes disbursements exceeding employee-related restructuring provisions, payment of certain amounts in dispute and reclassification of $18 million of restructuring provisions from current to non-current.

Current portion of derivative liabilities	3	—	3	n/m	A forward starting interest rate hedge for possible future debt issuance.
Current maturities of long-term debt	1,276	1,066	210	20%

Includes a $210 million increase in commercial paper. A reclassification of $300 million of 5.0% Series CB TELUS Corp. Notes due June 2013 from Long-term debt was offset by repayment of $300 million, 4.5% Series CC TELUS Corp. Notes in March 2012.

Working capital (1)	(2,204)	(1,794)	(410)	(23)%	Includes an increase in income and other taxes payable and current maturities of long-term debt.

(1)          Current assets subtracting Current liabilities.

Financial position at:	June 30,	Dec. 31,
($ in millions)	2012	2011	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	8,091	7,964	127	2%	See Capital expenditures in Section 7.2 and Depreciation in Section 5.3 Consolidated operations.
Intangible assets, net	6,123	6,153	(30)	—%	See Capital expenditures in Section 7.2 and Amortization in Section 5.3. Included in the balances for both periods are wireless spectrum licences of $4,867 million
Goodwill, net	3,662	3,661	1	—%	Minor acquisitions.
Real estate joint venture	10	—	10	n/m	TELUS Garden. See Section 7.10 Transactions between related parties.
Other long-term assets	119	81	38	47%	Includes a long-term receivable and deferred costs related to the TELUS Garden project, as well as a reclassification of $12 million from Other long-term pension liabilities.
Investments	21	21	—	—%	—
Non-current liabilities
Provisions	142	122	20	16%	Includes an $18 million reclassification of restructuring provisions from current to non-current.
Long-term debt	5,211	5,508	(297)	(5)%	Includes the reclassification of $300 million, 5.0% Series CB TELUS Corp. Notes, due June 2013, to Current liabilities.
Other long-term liabilities	1,235	1,343	(108)	(8)%	Primarily a decrease in pension and post-retirement liabilities resulting from funding and investment returns, as well as a $12 million reclassification to long-term pension assets.
Deferred income taxes	1,438	1,600	(162)	(10)%

Includes a recovery for the current period arising from reversal of temporary differences and deferred income taxes related to unrealized gains and losses on derivatives and pension plan liabilities, net of revaluation to reflect future Ontario income tax rates and reassessments for prior year income tax issues.

Owners’ equity
Common Share and Non-Voting Share equity	7,796	7,513	283	4%	Principally Net income of $676 million, net of an Other comprehensive loss of $10 million and dividend declarations of $387 million.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology.

Summary information — Consolidated statements of cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2012	2011	Change	2012	2011	Change
Cash provided by operating activities	788	517	52.4%	1,551	971	59.7%
Cash used by investing activities	(540)	(466)	(15.9)%	(1,054)	(982)	(7.3)%
Cash (used) provided by financing activities	(244)	(53)	n/m	(471)	15	n/m
Increase (decrease) in cash and temporary investments, net	4	(2)	—	26	4	—
Cash and temporary investments, net, beginning of period	68	23	—	46	17	—
Cash and temporary investments, net, end of period	72	21	—	72	21	—

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $271 million and $580 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011.

Analysis of changes in cash provided by operating activities

($ millions)	Second quarter	Six-month period
Cash provided by operating activities, three-month and six-month periods ended June 30, 2011	517	971
Year-over-year changes:
Higher adjusted EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	40	80
Lower employer contributions to defined benefit plans, net of employee defined benefits plans expense	5	132
Lower (higher) restructuring disbursements net of restructuring costs	(17)	8
Non-recurring rebates to residential subscribers in 2011	—	53
Lower interest paid	35	34
Interest received in 2012 from the settlement of prior years’ income tax-related matters	4	11
Lower income taxes paid, net of recoveries received	19	37
Other working capital changes	185	225
Cash provided by operating activities, three-month and six-month periods ended June 30, 2012	788	1,551

•                  Employer contributions to defined benefit plans, net of defined benefits plans expense, decreased mainly due to lower discretionary contributions ($100 million in January 2012 versus $200 million in January 2011) and a lower defined benefit plan recovery.

•                  Non-recurring rebates to residential subscribers were made in 2011, determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect 2011 Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition.

•                  Income taxes paid, net, were lower for the quarter and six-month period due to refunds received and lower instalment payments.

7.2 Cash used by investing activities

Cash used by investing activities increased by $74 million and $72 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. The increases were principally due to higher capital expenditures, as discussed in more detail below, and the following.

•                  The Company made business acquisitions and related investments of $11 million and $41 million, respectively, in the second quarter and first six months of 2012, including 100% ownership of businesses complementary to the Company’s existing lines of business. This compares to business acquisitions and related investments of $26 million and $76 million, respectively, for the second quarter and first six months of 2011, in respect of certain TELUS-branded wireless dealership businesses and Transactel (Barbados) Inc.

•                  In the second quarter and first six months of 2012, TELUS invested $23 million and $38 million, respectively, in the TELUS Garden real estate joint venture, including the contribution of Company-owned land.

•                  In the second quarter of 2012, the Company received a distribution of $18 million from the TELUS Garden real estate joint venture, as well as proceeds of $14 million from the sale of minor foreign assets that were held for sale at December 31, 2011.

Total capital expenditures increased by $92 million and $124 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. Capital intensity levels increased and Adjusted EBITDA less capital expenditures decreased in the second quarter and first six months of 2012 when compared to the same periods in 2011, mainly due to the wireless LTE network expansion and investments in new Internet data centres (IDCs).

Capital expenditures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except capital intensity)	2012	2011	Change		2012	2011	Change
Wireless segment	194	107	81.3%		345	183	88.5%
Wireline segment	354	349	1.4%		644	682	(5.6)%
Total capital expenditures(1)	548	456	20.2%		989	865	14.3%
Adjusted EBITDA less capital expenditures(2)	442	494	(10.5)%		1,011	1,055	(4.2)%
Capital intensity(3) (%)	21	18	3	pts.	19	17	2	pts.

(1)        Capital expenditures exclude changes in associated non-cash investing working capital, and therefore differ from Cash payments for capital assets, as presented on the Condensed interim consolidated statements of cash flows. See Note 24(b) of the Condensed interim consolidated financial statements.

(2)        See Section 11.1 EBITDA for the calculation and description.

(3)        Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

•                  Wireless capital expenditures increased year over year by $87 million and $162 million, respectively, in the second quarter and first six months of 2012, principally due to expansion of coverage of TELUS’ urban 4G LTE network for which construction started to ramp up in the second half of 2011. LTE services were first launched in 14 metropolitan areas in February 2012. The increases also include investments in common network components and IDCs to support growth.

Wireless capital intensity was 12% in the first half of 2012, up from 7% in the first half of 2011, while wireless cash flow (EBITDA less capital expenditures) was $913 million in the first half of 2012, down $20 million or 2.1% from the same period in 2011.

•                  Wireline capital expenditures increased year over year by $5 million in the second quarter of 2012 and decreased year over year by $38 million in the first six months of 2012. The small increase for the quarter reflects higher expenditures for the common network and new IDCs, and to support business growth, largely offset by lower expenditures for broadband. The decrease for the first six months was mainly due to the lower broadband expenditures, partly offset by investments in the common network and new IDCs.

Wireline capital intensity was 25% in the first half of 2012, down from 27% in the first half of 2011. Wireline cash flow (adjusted EBITDA less capital expenditures) was $98 million in the first half of 2012, down $24 million or 20% from the first half of 2011.

7.3 Cash (used) provided by financing activities

Cash used by financing activities increased by $191 million and $486 million, respectively, in the second quarter and first six months of 2012 when compared to the same periods in 2011. The changes include:

•                  Cash dividends paid were $189 million and $377 million, respectively, in the second quarter and first six months of 2012, or increases of $19 million and $92 million, respectively, when compared to the same periods in 2011. The increases included:

•                  $19 million for the second quarter and $38 million for the first six months, resulting from a 10.5% higher dividend rate for dividends paid in January and April 2012 when compared to dividends paid in January and April 2011, as well as a slightly higher number of shares outstanding; and

•                  $54 million for the six-month period as cash outflows for dividends settled in January 2011 were reduced due to the issuance of TELUS Non-Voting Shares from treasury under the dividend reinvestment and share purchase plan. For dividends declared after March 1, 2011, the Company switched to purchasing TELUS Non-Voting Shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which results in increased cash outflows for dividends.

•                  Repayments and issues of long-term debt

•                  In March 2012, the Company repaid $300 million for the matured TELUS Corporation Series CC 4.5% Notes.

•                  In May 2011, the Company successfully closed a $600 million public offering of 3.65% five-year Notes. The net proceeds of the offering combined with commercial paper issues were applied to the repayment of the June 1, 2011, maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of cross currency interest rate swap agreements.

•                  Changes in commercial paper, short-term borrowings and bank facilities

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. The Company’s commercial paper program provides low cost funds and is fully backed up by the five-year committed credit facility. Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Sale of trade receivables).

•                  Commercial paper decreased by $48 million in the second quarter of 2012 and increased by $210 million in the first six months of 2012 to a balance of $976 million at June 30, 2012. This compares to increases in commercial paper of $728 million in the second quarter of 2011 and $878 million in the first six months of 2011 to a balance of $982 million at June 30, 2011.

•                  Proceeds from securitized trade receivables were $400 million at June 30, 2012, unchanged in the first six months of 2012 and throughout 2011.

•                  No amounts were drawn against the Company’s five-year credit facility in the first half of 2012 or throughout 2011. See Section 7.5 Credit facilities.

•                  Acquisition of additional equity interest in subsidiary from non-controlling interest

In 2011, TELUS exercised its second purchased call option in respect of Transactel (Barbados) Inc. The effects of exercising the second purchased call option included that the Company recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

7.4 Liquidity and capital resource measures

Net debt at June 30, 2012, decreased by $360 million when compared to one year earlier, mainly due to repayment of matured Notes in March 2012 and an increase in cash. Fixed rate debt as a proportion of total indebtedness was 80% at June 30, 2012, down slightly from one year earlier. The average term to maturity of debt was 5.4 years at June 30, 2012, unchanged from one year earlier.

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2012	2011	Change
Components of debt and coverage ratios(1) ($ millions)
Net debt	6,840	7,200	(360)
Total capitalization — book value(2)	14,623	15,286	(663)
EBITDA — excluding restructuring costs	3,894	3,789	105
Net interest cost	339	488	(149)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	80	81	(1	)pt.
Average term to maturity of debt (years)	5.4	5.4	—
Net debt to total capitalization(1) (2) (%)	46.8	47.1	(0.3	)pts.
Net debt to EBITDA — excluding restructuring costs(1)	1.8	1.9	(0.1)
Coverage ratios(1) (times)
Earnings coverage	5.6	3.9	1.7
EBITDA — excluding restructuring costs interest coverage	11.5	7.8	3.7
Other 12-month trailing measures
Free cash flow(3) ($ millions)	1,191	901	290
Dividend payout ratio of adjusted net earnings(1) (%)	65	64	1	pt.
Dividend payout ratio(1) (%)	64	63	1	pt.

(1)   See Section 11.4 Definitions of liquidity and capital resource measures.

(2)   Figures for the 12-month period ended June 30, 2011, have been revised from those originally reported, as a result of a retrospective reclassification between accumulated other comprehensive income and retained earnings, effected in the third quarter of 2011.

(3)   See Section 11.2 Free cash flow for the definition.

Total capitalization — book value at June 30, 2012, decreased by $663 million when compared to one year earlier mainly due to a decrease in retained earnings as well as lower Net debt. The decrease in retained earnings included other comprehensive losses resulting from employee defined benefit plan actuarial losses that are never subsequently reclassified to income.

Earnings coverage for the 12-month period ended June 30, 2012, was 5.6 times, up from 3.9 times one year earlier. Lower gross interest expenses increased the ratio by 1.6, while increased income before gross interest and income taxes increased the ratio by 0.1.

The EBITDA — excluding restructuring costs interest coverage ratio for the 12-month period ended June 30, 2012, was 11.5 times, up from 7.8 times one year earlier. Lower net interest costs increased the ratio by 3.5, while higher EBITDA before restructuring costs increased the ratio by 0.2.

Free cash flow for the 12-month period ended June 30, 2012, increased by $290 million or 32% from the 12-month period ended June 30, 2011. Free cash flow increased mainly due to higher adjusted EBITDA, lower contributions to defined benefit plans including discretionary contributions, and lower paid interest, partly offset by higher capital expenditures.

TELUS long-term financial policies and guidelines

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio remained within the guideline at 1.8 times at June 30, 2012.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

TELUS Corporation has a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The credit facility is used for general corporate purposes including the backstop of commercial paper.

At June 30, 2012, TELUS had available liquidity of $1.07 billion from unutilized credit facilities, as well as availability of $100 million under its trade receivables securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at June 30, 2012

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	November 3, 2016	2,000	—	—	(976)	1,024
Other bank facilities	—	169	—	(119)	—	50
Total	—	2,169	—	(119)	(976)	1,074

(1)   Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at June 30, 2012) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.5 to 1 at June 30, 2012) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The term of the revolving period securitization agreement expires on August 1, 2014.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of August 3, 2012.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as of August 3, 2012.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to were described in TELUS’ annual 2011 MD&A.

Commitments and contingent liabilities

TELUS Garden

See Transactions with real estate joint venture in Section 7.10.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for the Company to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to the Company’s financial position and the results of its operations, excepting the items disclosed in Note 22 of the Condensed interim consolidated financial statements, and in Section 10.4 Litigation and legal matters in this MD&A.

7.9 Outstanding share information

The total number of outstanding and issuable shares at June 30, 2012, as shown in the following table, assumes full conversion of outstanding options and shares reserved for future option grants.

Outstanding shares

At June 30, 2012 (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares outstanding	174.9	150.8	325.7	(1)
Options outstanding and issuable(2)	—	27.2	27.2
Outstanding and issuable shares	174.9	178.0	352.9

(1)	For the purposes of calculating diluted earnings per share, the number of shares was 327.6 million for the three-month period ended June 30, 2012.
(2)	Assuming full conversion and ignoring exercise prices.

7.10 Transactions between related parties

Investments in significant controlled entities

At June 30, 2012, TELUS Corporation ultimately controls 100% of the equity of TELUS Communications Inc., which in turn ultimately controls 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2011.

Transactions with key management personnel

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company, and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team. Total compensation expense amounts for key management personnel were $9 million and $18 million for the three-month and six-month periods ended June 30, 2012, respectively, and $7 million and $14 million for the three-month and six-month periods ended June 30, 2011, respectively. See Note 23 of the Condensed interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

The Company provided management and administrative services to its defined benefit pension plans. The charges for these services were on a cost recovery basis and were immaterial to the Company. The Company also made employer contributions to defined benefit plans as discussed in Section 7.1.

Transactions with real estate joint venture (TELUS Garden)

In the first quarter of 2011, the Company announced that it partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in the Company having a new national headquarter premises. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 leadership in energy and environmental design (LEED) platinum standard and the new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED gold standard. The residential tower was successfully marketed and construction has begun.

During the three-month and six-month periods ended June 30, 2012, the Company had transactions with the real estate joint venture, which is a related party, as set out in Note 17(b) of the Condensed interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint venture are set out in Note 17(c) of the Condensed interim consolidated financial statements, including the following:

Construction commitment

The real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. Construction activity has commenced on both the office tower and the residential condominium tower. As at June 30, 2012, the real estate joint venture’s contractual commitments for construction were $127 million through to 2015.

Operating leases

In the first quarter of 2012, the Company entered into an operating lease for its new national headquarter premises with the real estate joint venture, at market rates. Operating lease payments for the 20—year term total of $230 million, including occupancy costs of $91 million.

Construction credit facilities

In the first quarter of 2012, the real estate joint venture received financing commitments from two Canadian financial institutions in connection with the TELUS Garden project. TELUS Corporation plans to participate as a 50% lender in the construction credit facilities which, once fully documented and all conditions of funding having been satisfied, will provide a combined total of $413 million of liquidity to the real estate joint venture. The facilities contain customary representations, warranties and covenants and will be secured by demand debentures constituting first fixed and floating charge mortgages over the two underlying real estate projects; the facilities will bear interest at bankers’ acceptance rate or prime rate, plus applicable margins. As at August 3, 2012, no amounts had been advanced under the facilities.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described Section 8.1 in TELUS’ annual 2011 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

Real estate joint venture

The Company accounts for its interest in the real estate joint venture using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the real estate joint venture and earnings distributed. Unrealized gains and losses from transactions (including contributions) with the real estate joint venture are deferred in proportion to the Company’s remaining interest in the real estate joint venture.

Standards, interpretations and amendments not yet effective and not applied

IAS 19, Employee Benefits (amended 2011)

Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but the Company expects that it will present such amount as a component of financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect the Company’s statement of financial position or the statement of cash flows.

The amended standard affects the Company’s Consolidated statements of income and other comprehensive income, including decreases in Net income of $29 million and $58 million, respectively, for the second quarter and first six months of 2012, as compared to decreases in Net income of $21 million and $45 million, respectively, for the second quarter and first six months of 2011. Such decreases are exactly offset in Other comprehensive income. For further detail, see Note 2(c) of the Condensed interim consolidated financial statements. The Company currently expects to initially apply the amended standard for periods beginning on or after January 1, 2013.

9.              Annual guidance for 2012

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s 2012 targets and assumptions were originally announced on December 16, 2011, in the Company’s annual financial targets news release and accompanying investor conference call and webcast. The Company has revised its guidance for the full year as follows:

Full-year guidance for 2012 (key performance measures)

	Revised guidance for 2012 and expected change from 2011 results	Original targets for 2012 and expected change from 2011 results	Guidance change
Consolidated
Revenues	$10.75 to $11.05 billion 3 to 6%	$10.7 to $11.0 billion 3 to 6%	Increase top and bottom of range by $50 million
EBITDA(1)	$3.9 to $4.05 billion 3 to 7%	$3.8 to $4.0 billion 1 to 6%	Increase top of range by $50 million and bottom of range by $100 million
EPS — basic	$3.75 to $4.15 0 to 10%	$3.75 to $4.15 0 to 10%	No change
Capital expenditures	Approx. $1.95 billion 6%	Approx. $1.85 billion —	Increase of $100 million
Wireless segment
Revenue (external)	$5.75 to $5.9 billion 5 to 8%	$5.75 to $5.9 billion 5 to 8%	No change
EBITDA	$2.4 to $2.5 billion 10 to 14%	$2.3 to $2.4 billion 5 to 10%	Increase top and bottom of range by $100 million
Wireline segment
Revenue (external)	$5.0 to $5.15 billion 1 to 4%	$4.95 to $5.1 billion 0 to 3%	Increase top and bottom of range by $50 million
EBITDA	$1.5 to $1.55 billion (6) to (3)%	$1.5 to $1.6 billion (6) to 1%	Decrease top of range by $50 million

(1)       A non-GAAP measure. See Section 11.1 EBITDA for the definition.

The following key assumptions were made at the time the 2012 targets were announced in December 2011. The preliminary assumption for the expected long-term return on defined benefit pension plan assets was 6.5% for the purposes of the targets announcement, and subsequently set at 6.75%, as disclosed in TELUS’ 2011 MD&A.

Assumptions for 2012 original targets	Result to date or expectation for full year
Ongoing intense wireless and wireline competition in both business and consumer markets

TELUS’ lower total gross and net wireless additions in the first half of 2012 reflect heightened competitive intensity extended from the fourth quarter of 2011 including price competition and an increased number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and newer entrants.

The Company has experienced elevated residential NAL losses early in the first quarter of 2012, resulting from Shaw Communications’ public advertising of heavily discounted home phone, high-speed Internet and cable-TV promotions in Alberta and B.C. that were introduced in November 2011 and extended into early 2012, before being pulled back. While Shaw subsequently announced price increases for their home phone service and certain Internet and TV plans, it has resumed offering discounted introductory pricing to new subscribers and for periods up to two years.

Business NAL losses in 2012 continue to reflect increased competition in the SMB market, as well as technological substitution of voice lines for more efficient IP services.

Continued downward re-pricing of legacy services

Wireless and wireline voice service revenues continue to decline due to price competition and technological substitution to data and IP services. Wireless voice revenue decreased year over year by 3.8% in the first half of 2012, resulting from an 8.5% decline in voice ARPU. Wireline local and long distance revenues declined year over year by 7.0% and 11.0%, respectively, in the first half of 2012.

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

Currently trending toward the low end of the range, or below. However, positive factors for the second half of 2012 include market stimulation from 4G LTE platforms expansion, the possibility of new iconic 4G LTE devices and usual seasonality where wireless subscriber growth is higher in the second half of the calendar year.

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Management’s original expectation was for slightly positive growth in blended ARPU. Wireless blended ARPU increased year over year by 2.1% in the first half of 2012, as a 25% increase in data ARPU more than offset the 8.5% decline in voice ARPU. Roaming revenues have increased.

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Acquisition and retention expenses were $572 million in the first half of 2012, or a decrease of $25 million when compared to the first half of 2011. The decrease reflects lower acquisition and retention volumes, resulting from intense competitive activity as well as successful retention efforts throughout 2011. The expectation for the full year is for increased acquisition and retention expenses with the possible introduction of new iconic 4G LTE devices. Smartphones represented 69% of postpaid gross subscriber additions in the second quarter of 2012, as compared to 61% in the second quarter of 2011.

Ongoing investments for deployment of LTE wireless technology in urban markets	In February 2012, TELUS launched LTE services in 14 metropolitan areas and the Company continues to invest in expanding coverage.

Wireline data revenue growth greater than legacy revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber sales. Legacy revenue declines reflect continued erosion in network access lines and long distance revenue

Confirmed by results in the first half of 2012. Wireline data revenue increased by 11% year over year, which exceeded the aggregate 8% year-over-year decline in voice local and long distance revenues.

TELUS TV net additions of 87,000 and high-speed Internet net additions of 36,000 during the first half of 2012 exceeded the 107,000 decline in total NALs and 6,000 decline in dial-up Internet subscriptions.

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Initiatives expected to impact restructuring costs are currently estimated at approximately $50 million for the full year. Restructuring costs of $26 million were recorded in the first six months of 2012, of which $20 million was for employee-related initiatives and $6 million was for the consolidation of real estate.

Assumptions for 2012 original targets	Result to date or expectation for full year
Financing costs of approximately $350 million ($377 million in 2011)

Expectation unchanged. Financing costs of $160 million for the first half of 2012 were net of $12 million interest income, mainly from the settlement of prior years’ tax matters, and $7 million foreign exchange gains.

Blended statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

The elimination of previously enacted Ontario corporate income tax rate reductions does not affect the assumption significantly. For the first half of 2012, the statutory income tax rate was 25.6% and the effective income tax rate was 26.6%.

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).

Expectation unchanged. Cash income taxes paid net of recoveries received were $79 million in the first half of 2012, comprised of final payments in respect of the 2011 tax year and instalments for 2012 net of $36 million refunds received.

A pension accounting discount rate was set at 4.5% (75 basis points lower than 2011) and the long-term return was set at 6.75% (25 basis points lower than 2011)	Expectation unchanged.
A discretionary one-time pension contribution of $100 million to be made in early 2012 (a discretionary one-time contribution of $200 million was made in January 2011)	The discretionary $100 million contribution was made in January 2012.

10.  Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

10.1 Regulatory matters

The following are updates to the Section 10.3 Regulatory matters in TELUS’ annual 2011 MD&A.

Future availability and cost of wireless spectrum

On March 14, 2012, the federal government announced the rules for two spectrum auctions, as well as changes to foreign ownership restrictions (see Foreign ownership restrictions below). Industry Canada plans to auction spectrum in the 700 MHz band in mid-2013, to be followed by an auction for spectrum in the 2,500-2,690 MHz bands in 2014.

The spectrum auction rules set a 10 MHz cap on the amount of prime 700 MHz spectrum any individual bidder can acquire. TELUS began urban construction of a wireless 4G LTE network in the second half of 2011 and launched services on this network in February 2012 using the Company’s AWS spectrum acquired in 2008. Any potential roll-out of 4G LTE wireless service to rural markets is dependent on TELUS bidding on and acquiring 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

In addition to establishing rules for the 700 MHz auction, Industry Canada also announced its intent to auction spectrum at 2,500-2,690 MHz in mid-2014. This spectrum is prime spectrum for LTE in urban locations. Currently most of this spectrum is held by Rogers and Bell through the Inukshuk partnership for fixed broadband. Under the auction rules all carriers will be limited by a 40 MHz cap on bidding on this spectrum. Since Bell and Rogers already control substantial blocks of this spectrum their ability to bid in the auction will be restricted absent any divestment of existing blocks. For TELUS, the cap provides an opportunity to significantly increase its spectrum holdings for LTE should it succeed in acquiring spectrum. However there is no guarantee TELUS will acquire all the spectrum it might seek under the cap. There are also risks that Rogers or Bell will gain competitive advantage by launching LTE in these bands in 2012 using their existing allocation to gain a head start in this band.

As outcome of these future auctions are unknown, the capital outlay required to bid successfully and the amounts of spectrum that may ultimately be secured in each region are uncertain.

Foreign-ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although the Company believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’

subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

TELUS and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations, the Telecommunications Act (The Telecommunications Regulations), the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3% and TELUS must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Regulations have been incorporated into TELUS’ Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares to non-voting shares; and (iv) suspend the voting rights attached to the voting shares in inverse order of registration.

TELUS regularly monitors non-Canadian transfers and non-Canadian ownership levels of its voting shares. For example, the Company observed and announced on March 22, 2012, that there was significant buying interest by non-Canadians in TELUS Common Shares after the February 2012 announcement of a proposed share conversion (see Share consolidation below), as there was a 20 per cent increase in non-Canadian ownership of the Common Shares. Accordingly, TELUS had to restrict approval of reservation applications for the transfer of Common Shares into non-Canadian shareholders so as to remain compliant with the ownership limits. Following an application made by Globalive to the CRTC to review TELUS’ compliance with foreign ownership regulations, TELUS advised that, as of June 29, 2012, 32.59% of TELUS Common Shares were held by non-Canadians, which is below the limit of 33.3% prescribed by Canadian laws.

Changes to foreign ownership restrictions for small common carriers

On March 14, 2012, the federal government announced that it will lift foreign ownership restrictions on telecommunications common carriers with a 10% or lower revenue market share. The amendments to the Telecommunications Act have received Royal Assent and are in force. This will give smaller carriers, both wireless and wireline, the opportunity to raise foreign capital to fund their network construction, operating losses and spectrum bids in 2013 and/or 2014, and consolidate or result in the change of control of a smaller carrier or carriers to a large well-funded foreign carrier. TELUS is hopeful these changes to foreign ownership limits provided by the Government are a first step towards full liberalization of restrictions across the industry.

Broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). TELUS also holds a licence to operate a national video-on-demand (VOD) undertaking that is in the process of being renewed. The Company’s strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content.

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010), the acquisition by BCE of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011) and the acquisition by BCE of Astral Media announced in March 2012, which is pending. As well, Rogers Communications and Quebecor continue to own content assets.

Given the potential for anti-competitive behaviour in a more vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601 (Regulatory framework relating to vertical integration) that set clear safeguards to ensure competition. The decision applies to companies that own both broadcasting content and broadcasting distribution assets. TELUS is a member of the Canadian Independent Distributors Group (CIDG), which filed a request for dispute resolution of specialty TV services controlled by Bell Media Inc.

On April 5, 2012, in Broadcasting Decision CRTC 2012-208, the CRTC set out its determinations and expectations relating to: the packaging of programming services so that consumer choice is enhanced while ensuring that the objectives set out in the Broadcasting Act are fulfilled; pricing incentives; making non-linear rights available on commercially reasonable terms; and a final offer arbitration process to set rates. The CRTC also indicated its preference for the parties to arrive at a commercially negotiated agreement, prior to final offer arbitration.

TELUS was not able to conclude a commercially negotiated renewal agreement for carriage of Bell Media signals. Final offer arbitration submissions and reply comments were filed with the CRTC in June by TELUS and Bell Media, and separately by the CIDG and Bell Media. On July 20, 2012, the CRTC issued Broadcasting Decision CRTC 2012-393. In this decision, regarding the dispute between Bell Media and TELUS, the Commission chose TELUS’ final offer over Bell Media’s. Accordingly, the Commission directed the parties to execute the TELUS final offer affiliation agreement by no later than July 25, 2012. The CRTC recognized that the TELUS offer provided consumers greater choice and flexibility, and was innovative in its approach. Notably, TELUS customers will continue to have the discretion to choose sports programming and will not be forced to take such programming as part of the basic “Essentials” channel package.

While TELUS is pleased that this CRTC decision is consistent with the policies adopted in Broadcasting Regulatory Policy CRTC 2011-601, there is risk that vertically integrated competitors, who own both broadcast content and broadcasting distribution assets, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on new media platforms (Internet and mobile platforms), or otherwise disadvantage TELUS in attracting and retaining wireless or Optik TV customers. Further safeguards will be required to ensure an equivalent bargaining position for non-vertically integrated companies, such as TELUS, for new content. However, there can be no assurance that the new regulatory safeguards and ongoing enforcement will be fully effective.

Share consolidation

On May 8, 2012, the Company announced it withdrew the plan of arrangement to convert each Non-Voting Share into a Common Share on a one-for-one basis, as set out in its 2012 Information Circular. The Company intends to reintroduce a new proposal in due course. There is no assurance that a new share consolidation proposal will be introduced, when it may be introduced, what its terms may be or whether such proposal would be successful in obtaining a favourable shareholder vote. Should the Company not introduce a new proposal, or should such new proposal not receive necessary approvals, the market price of Non-Voting Shares and/or Common Shares could decline, given that share prices in both classes increased following announcement of the original share consolidation proposal.

Provincial consumer protection legislation / National wireless services consumer code

A number of provinces have introduced, or plan to introduce, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services. As the rules are not harmonized, they create risks of significant compliance costs for TELUS and other wireless providers. In addition, Rogers Communications requested that the CRTC establish an interconnection steering committee process to develop and implement a national wireless services consumer code, and certain consumer groups have asked the CRTC to prevent wireless services providers from charging for services after the consumer ports to another wireless provider. TELUS provided comments in respect of these applications and supports the establishment of a national wireless services code by the CRTC.

On April 4, 2012, the CRTC issued Telecom Notice of Consultation CRTC 2012-206, calling for comments and establishing a proceeding, so that it may consider what form of intervention, if any, may be appropriate with respect to retail wireless services, in light of the Commission’s forbearance from regulation of the wireless industry and the federal government’s policy direction to the CRTC to rely on market forces to the maximum extent possible.

Risk mitigation for regulatory matters: TELUS has advocated for the establishment by the CRTC of a national wireless services consumer code to reduce compliance costs and standardize the terms and conditions of service.

In the case of the distribution of broadcasting content, TELUS supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. TELUS continues to advocate the enforcement of the CRTC vertical integration policy and will continue advocate for further meaningful enforcement and further safeguards as required.

In respect of foreign ownership restrictions, TELUS continues to advocate for and encourages the Government to expeditiously move to implement a symmetrical foreign ownership regime for both telecommunications and broadcast distribution.

With respect to the Globalive application, TELUS has filed its Answer with the CRTC and has described the robust and effective controls it has in place to ensure that foreign ownership levels are respected through a reservation and declaration system. In addition, TELUS has a number of remedies available to it under the Telecommunications Act that are reflected and available to it under its Articles.

TELUS currently plans on re-introducing a new share conversion proposal in due course.

10.2 Human resources

The following are updates to the Section 10.4 Human resources in TELUS’ annual 2011 MD&A.

Collective bargaining

The collective agreement between TELUS and the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 600 professional and supervisory employees in the TELUS Quebec operating region, expired on December 31, 2011. Negotiations to renew this contract continue. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.3 Process risks

The following are updates to the Section 10.5 Process risks in TELUS’ annual 2011 MD&A.

Real estate joint venture

Risks associated with the real estate joint venture include possible construction-related cost overruns, financing risks, reputational risks and, for the commercial component of the joint venture, leasing occupancy risks.

Risk mitigation: TELUS has established a joint venture with subsidiaries of Westbank Holdings Ltd., a leading developer of large commercial and real estate projects, to develop the TELUS Garden project. Westbank brings considerable expertise in the successful management of development projects of the scope and scale of TELUS Garden. The residential condominium project has been substantially pre-sold prior to the commencement of construction. The commercial development obtained significant lease commitments from TELUS and another major tenant prior to its construction commencing. The success of the commercial project will be dependent on the extent of additional lease commitments obtained in the future, the future leasing market in terms of demand for space and rates in Vancouver for high quality commercial office space, as well as possible construction cost over-runs. Budget overrun risks for both the residential and commercial projects are mitigated through the use of fixed-price supply contracts, expert project management oversight and insurance of certain risks. In its capacity as lender to the project, TELUS has additional credit risks. There is no assurance that the TELUS Garden project will be completed on budget or on time or obtain lease commitments as planned. Accordingly, TELUS is exposed to the risk of additional equity funding requirements or loss on investment and loan amounts should the project’s business plan not be successfully realized, and reputational risks should the planned high quality of the project not be realized.

10.4 Litigation and legal matters

The following are updates to the Section 10.9 Litigation and legal matters in TELUS’ annual 2011 MD&A.

Certified class actions

Certified class actions against the Company include a class action brought in 2004 in Saskatchewan against a number of past and present wireless service providers including TELUS. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified in September 2007 by the Saskatchewan Court of Queen’s Bench. TELUS’ appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was denied on June 28, 2012.

Risk mitigation: Certification of a class action does not determine the merits of the claim, and the plaintiffs are still required to prove the merits of their claims. The Company believes that it has good defences to these actions and is vigorously defending them. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

As in 2012 and 2011, management may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2012	2011	2012	2011
Net income	328	324	676	652
Financing costs	85	94	160	198
Income taxes	129	90	245	200
Depreciation	344	326	687	658
Amortization of intangible assets	112	116	239	228
Impairment losses (reversals) for capital assets	—	—	—	—
EBITDA (standardized EBITDA in CICA guideline)	998	950	2,007	1,936
Deduct gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	(8)	—	(7)	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	—	—	(16)
Adjusted EBITDA	990	950	2,000	1,920

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2012	2011	2012	2011
EBITDA	998	950	2,007	1,936
Capital expenditures	(548)	(456)	(989)	(865)
EBITDA less capital expenditures	450	494	1,018	1,071
Deduct gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	(8)	—	(7)	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	—	—	(16)
Adjusted EBITDA less capital expenditures	442	494	1,011	1,055

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable to free cash flow reported by other companies, and differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2012	2011	2012	2011
EBITDA (see Section 11.1)	998	950	2,007	1,936
Deduct gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	(8)	—	(7)	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	—	—	(16)
Restructuring (disbursements) net of restructuring costs	(13)	4	(11)	(19)
Items from the Consolidated statements of cash flows
Share-based compensation	9	5	16	—
Net employee defined benefit plans expense (recovery)	(2)	(7)	(3)	(16)
Employer contributions to employee defined benefit plans	(15)	(15)	(131)	(250)
Interest paid	(110)	(145)	(172)	(206)
Interest received	4	—	11	—
Income taxes refunded (paid), net	(31)	(50)	(79)	(116)
Capital expenditures	(548)	(456)	(989)	(865)
Free cash flow (management’s definition)	284	286	642	448

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2012	2011	2012	2011
Cash provided by operating activities	788	517	1,551	971
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Deduct capital expenditures	(548)	(456)	(989)	(865)
Proceeds from disposition of capital assets	—	—	—	—
Standardized free cash flow (CICA guideline)	240	61	562	106
Deduct proceeds from disposition of capital assets	—	—	—	—
Adjustments to reconcile to cash provided by operating activities	44	225	80	342
Free cash flow (management’s definition)	284	286	642	448

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

	Twelve-month periods ended June 30
($ millions, except ratio)	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	1,247	1,123
Income taxes	421	337
Gross interest expense	360	503
Numerator	2,028	1,963
Denominator — Gross interest expense	360	503
Ratio (times)	5.6	3.9

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

($, except ratios)	2012	2011
Dividend payout ratio
Numerator — Annualized second quarter dividend declared per Common Share and Non-Voting Share	2.44	2.20
Denominator — Net income per Common Share and Non-Voting Share, four quarters ended June 30	3.84	3.48
Ratio (%)	64	63
Dividend payout ratio of adjusted net earnings
Numerator (from above)	2.44	2.20
Adjusted net earnings, four quarters ended June 30 ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,247	1,123
Deduct favourable income tax-related adjustments	(20)	(30)
Add back loss on redemption of debt (2010 Q3)	—	37
Deduct after-tax gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	(6)	—
Deduct after-tax Transactel gain	—	(12)
Net-cash settlement feature	(5)	(13)
	1,216	1,105
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.75	3.43
Adjusted ratio (%)	65	64

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $45 million for twelve-month period ended June 30, 2012, and $71 million for the twelve-month period ended June 30, 2011. This measure is used in the calculation of Net debt to EBITDA (excluding restructuring costs) and EBITDA (excluding restructuring costs) interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a twelve-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — the nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA — excluding restructuring costs). Management believes that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and because it incorporates any exchange rate impact of cross currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

	At June 30
($ millions)	2012	2011
Long-term debt including current portion	6,487	6,787
Debt issuance costs netted against long-term debt	25	30
Derivative liabilities, net	—	—
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	—
Cash and temporary investments	(72)	(21)
Short-term borrowings	400	404
Net debt	6,840	7,200

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. This measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for the twelve-month periods ended June 30, 2012 and 2011 are equal to reported Financing costs.

Total capitalization — book value is calculated as Net debt, defined above, plus Owners’ equity excluding accumulated other comprehensive income or loss.

Calculation of total capitalization

	At June 30
($ millions)	2012	2011
Net debt	6,840	7,200
Owners’ equity	7,796	8,085
Add back (Deduct): Accumulated other comprehensive loss (income)	(13)	1
Total capitalization — book value	14,623	15,286